UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                  Crescendo Pharmaceuticals Corporation (CNDO)
                                (Name of Issuer)

            Callable Class A Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                               CUSIP No. 225637107
                                 (CUSIP Number)

                                Thomas F. Steyer
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).











                               Page 1 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Partners, L.P.

     2       Check the Appropriate Box if a Member of a Group*     (a) [     ]

                                                                   (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                 [     ]

     6       Citizenship or Place of Organization

             California

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  107,700
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        107,700

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             107,700

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             2.2 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners, L.P.

     2       Check the Appropriate Box if a Member of a Group*     (a) [     ]

                                                                   (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             California

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  131,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        131,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             131,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             2.6 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners II, L.P.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             California

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  23,700
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        23,700

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             23,700

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             0.5 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners III, L.P.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                 [     ]

     6       Citizenship or Place of Organization

             Delaware

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  25,100
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        25,100

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             25,100

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                               [     ]

     13      Percent of Class Represented by Amount in Row (11)

             0.5 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Tinicum Partners, L.P.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             WC, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             New York

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  21,200
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        21,200

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             21,200

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                                 [     ]

     13      Percent of Class Represented by Amount in Row (11)

             0.4 %

     14      Type of Reporting Person*

             PN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Management, L.L.C.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             Delaware

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  217,300
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        217,300

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             217,300

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             4.4 %

     14      Type of Reporting Person*

             IA, 00
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Partners, L.L.C.

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)              [     ]

     6       Citizenship or Place of Organization

             Delaware

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  309,100
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        309,100

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             309,100

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             6.2 %

     14      Type of Reporting Person*

             00
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 34 Pages

                                  SCHEDULE 13D

  CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Enrique H. Boilini

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             Argentina

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             David I. Cohen

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             South Africa

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With

                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Joseph F. Downes

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 11 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Fleur E. Fairman

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  309,100
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        309,100

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             309,100

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             6.2 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 12 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Jason M. Fish

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 13 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Andrew B. Fremder

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                    [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 14 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             William F. Mellin

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6 %

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 15 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Stephen L. Millham

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6%

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 16 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Meridee A. Moore

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                    [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6%

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 17 of 34 Pages

                                  SCHEDULE 13D

 CUSIP No. 225637107
============================================


     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Thomas F. Steyer

     2       Check the Appropriate Box if a Member of a Group*    (a) [     ]

                                                                  (b) [ X ]

     3       SEC Use Only

     4       Source of Funds*

             AF, 00

     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                  [     ]

     6       Citizenship or Place of Organization

             United States

                            7       Sole Voting Power

                                    -0-

   Number of Shares         8       Shared Voting Power
     Beneficially
     Owned By Each                  526,400
   Reporting Person
         With
                            9       Sole Dispositive Power

                                    -0-

                 10     Shared Dispositive Power

                        526,400

     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             526,400

     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*                             [     ]

     13      Percent of Class Represented by Amount in Row (11)

             10.6%

     14      Type of Reporting Person*

             IN
============ ==========
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 18 of 34 Pages

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on January 20, 1998 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.   Identity and Background.

          Footnote 1 of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

               (1)Of the Shares reported by FCMLLC on behalf of the Managed Accounts, 8,000 Shares (equal to approximately 0.2% of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut, 06881.

Item 3.   Source and Amount of Funds and Other Consideration.

          Item 3 of the Schedule 13D is amended and supplemented by the following:

     The net investment cost (including commissions) is $326,456 for the 28,000 Shares acquired by FCP since the filing of the prior Schedule 13D, $380,136 for the 32,600 Shares acquired by FCIP since the filing of the prior Schedule 13D, $43,149 for the 3,700 Shares acquired by FCIP II since the filing of the prior
Schedule 13D, $159,644 for the 13,700 Shares acquired by FCIP III since the filing of the prior Schedule 13D, $44,324 for the 3,800 Shares acquired by Tinicum since the filing of the prior Schedule 13D and $1,056,910 for the 90,700 Shares acquired by the Managed Accounts since the filing of the prior Schedule 13D.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.; and (iii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts

                               Page 19 of 34 Pages
may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

          A.   Farallon Capital Partners, L.P.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith as well as Footnote One hereto is calculated based upon the 4,965,470 Shares outstanding as of October 31, 1997 as reported by the Company in its Form 10Q for the period ended September 30, 1997 and as confirmed by the Post-Effective Amendment No. 1 to the Registration Statement filed on Form S-1, as filed by the Company on December 22, 1997.

               (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

               (e)  Not applicable.

         B.    Farallon Capital Institutional Partners, L.P.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

               (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is

                               Page 20 of 34 Pages
                    the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

               (e)  Not applicable.

          C.   Farallon Capital Institutional Partners II, L.P.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

               (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

               (e)  Not applicable.

          D.   Farallon Capital Institutional Partners III, L.P.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

               (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

               (e)  Not applicable.

          E.   Tinicum Partners, L.P.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

               (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule

                               Page 21 of 34 Pages

                    13D are set forth on Schedule E hereto and are  incorporated
                    herein  by  reference.   All  of  such   transactions   were
                    open-market transactions.

               (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

               (e)  Not applicable.

          F.   Farallon Capital Management, L.L.C.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

               (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts since the filing of the prior Schedule 13D are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

               (e)  Not applicable.

          G.   Farallon Partners, L.L.C.

               (a), (b) The  information  set forth in rows 7, 8, 9, 10, 11, and
                    13 of the cover page hereto for FPLLC is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
                    Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

               (e)  Not applicable.

          H.   Enrique H. Boilini

                               Page 22 of 34 Pages

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          I.   David I. Cohen

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          J.   Joseph F. Downes

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.


                               Page 23 of 34 Pages

          K.   Fleur E. Fairman

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

               (e)  Not applicable.

          L.   Jason M. Fish

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          M.   Andrew B. Fremder

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          N.   William F. Mellin


                               Page 24 of 34 Pages

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          O.   Stephen L. Millham

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          P.   Meridee A. Moore

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.


                               Page 25 of 34 Pages

          Q.   Thomas F. Steyer

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partner ships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

     The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.



                               Page 26 of 34 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998


                                /s/ Thomas F. Steyer
                                FARALLON PARTNERS, L.L.C.,
                                on its own behalf and as General Partner of
                                FARALLON CAPITAL PARTNERS, L.P.,
                                FARALLON CAPITAL INSTITUTIONAL
                                PARTNERS, L.P., FARALLON CAPITAL
                                INSTITUTIONAL PARTNERS II, L.P.,
                                FARALLON CAPITAL INSTITUTIONAL
                                PARTNERS III, L.P. and TINICUM PARTNERS,
                                L.P.
                                by Thomas F. Steyer,
                                Senior Managing Member



                                /s/ Thomas F. Steyer
                                FARALLON CAPITAL MANAGEMENT, L.L.C.
                                By Thomas F. Steyer,
                                Senior Managing Member



                                /s/ Thomas F. Steyer
                                Thomas F. Steyer, individually and as
                                attorney-in-fact for each of Enrique H.
                                Boilini, David I. Cohen, Joseph F. Downes,
                                Fleur E. Fairman, Jason M. Fish, Andrew B.
                                Fremder, William F. Mellin, Stephen L.
                                Millham, and Meridee A. Moore.


     The Powers of Attorney each executed by Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 1 to the
Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited are hereby incorporated by reference.

                               Page 27 of 34 Pages

                                   SCHEDULE A


                         FARALLON CAPITAL PARTNERS, L.P.


                                  NO. OF SHARES                  PRICE
        TRADE DATE                  PURCHASED                  PER SHARE
                                                         (including commission)

          1/21/98                     1,900                      $11.75
          1/22/98                     2,000                      $11.75
          1/28/98                     3,400                      $11.69
          1/29/98                     2,400                      $11.75
          1/30/98                     4,000                      $11.63
          2/2/98                     12,000                      $11.63
          2/6/98                      1,600                      $11.63
          2/6/98                        700                      $11.56

                               Page 28 of 34 Pages

                                   SCHEDULE B
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



                                  NO. OF SHARES                  PRICE
       TRADE DATE                   PURCHASED                  PER SHARE
                                                        (including commission)

          1/21/98                    2,200                    $11.75
          1/22/98                    2,200                    $11.75
          1/28/98                    4,500                    $11.69
          1/29/98                    3,100                    $11.75
          1/30/98                    3,700                    $11.62
          2/2/98                    14,300                    $11.62
          2/6/98                     1,700                    $11.62
          2/6/98                       900                    $11.56


                               Page 29 of 34 Pages

                                   SCHEDULE C
                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                                      NO. OF SHARES                 PRICE
        TRADE DATE                      PURCHASED                 PER SHARE
                                                        (including commission)

          1/21/98                         300                    $11.75
          1/22/98                         300                    $11.75
          1/28/98                         500                    $11.69
          1/29/98                         300                    $11.75
          1/30/98                         500                    $11.62
          2/2/98                         1,500                   $11.62
          2/6/98                          200                    $11.63
          2/6/98                          100                    $11.56

                               Page 30 of 34 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

                                    NO. OF SHARES              PRICE
        TRADE DATE                    PURCHASED              PER SHARE
                                                      (including commission)

          1/21/98                        100                  $11.75
          1/22/98                        100                  $11.75
          1/28/98                       2,500                 $11.69
          1/29/98                       1,800                 $11.75
          1/30/98                       2,000                 $11.63
          2/2/98                        6,000                 $11.63
          2/6/98                         800                  $11.63
          2/6/98                         400                  $11.56

                               Page 31 of 34 Pages

                                   SCHEDULE E
                             TINICUM PARTNERS, L.P.


                                    NO. OF SHARES               PRICE
        TRADE DATE                    PURCHASED               PER SHARE
                                                         (including commission)

          1/21/98                     300                       $11.75
          1/22/98                     300                       $11.75
          1/28/98                     500                       $11.69
          1/29/98                     400                       $11.75
          1/30/98                     500                       $11.62
          2/2/98                     1,500                      $11.62
          2/6/98                      200                       $11.63
          2/6/98                      100                       $11.56

                               Page 32 of 34 Pages

                                   SCHEDULE F
                       FARALLON CAPITAL MANAGEMENT, L.L.C.


                                   NO. OF SHARES                  PRICE
       TRADE DATE                   PURCHASED                   PER SHARE
                                                         (including commission)

          1/21/98                      2,300                     $11.75
          1/22/98                      2,200                     $11.75
          1/28/98                     11,000                     $11.69
          1/29/98                      7,700                     $11.75
          1/30/98                     12,000                     $11.63
          2/2/98                      34,400                     $11.63
          2/6/98                       4,800                     $11.63
          2/6/98                       2,400                     $11.56
          1/21/98                       100                      $11.75
          1/22/98                       100                      $11.75
          1/28/98                       300                      $11.69
          1/29/98                       200                      $11.75
          1/30/98                       300                      $11.62
          2/2/98                        800                      $11.63
          2/6/98                        100                      $11.62
          2/6/98                        100                      $11.56
          1/21/98                       300                      $11.75
          1/22/98                       300                      $11.75
          1/28/98                      2,300                     $11.69
          1/29/98                      1,600                     $11.75

                              Page 33 of 34 Pages

          1/30/98                      2,000                     $11.63
          2/2/98                       4,500                     $11.62
          2/6/98                        600                      $11.63
          2/6/98                        300                      $11.56

                               Page 34 of 34 Pages